SEC FILE NUMBER

000-28074

CUSIP NUMBER

803062 10 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:         March 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sapient Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

131 Dartmouth Street

Address of Principal Executive Office (Street and Number)

Boston, MA 02116

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sapient Corporation (the “Corporation”) is filing this Form 12b-25 with the Securities and Exchange Commission because additional time is needed for the Corporation to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q”), which was due on May 10, 2013.

As reported in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 9, 2013 (the “Form 8-K”), the Corporation issued a press release announcing that it will delay the full release of its first quarter financial results and related conference call from Thursday, May 9, 2013, as originally scheduled. The Corporation also noted in its Form 8-K that the earnings release and call were being rescheduled because the Corporation required additional time to complete a self-initiated review and analysis of tax liabilities resulting from cross-border mobility of employees into various countries in prior periods extending back to 2006.

The Corporation is working diligently to resolve the tax review and analysis, including quantifying and assessing the significance of the impact on prior period results and evaluating the control implications relating thereto, and expects to file the Form 10-Q on May 15, 2013 (within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

Joseph S. Tibbetts, Jr.

(617) 963-1671

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒     No ☐

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes ☐     No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements — in particular the expected filing date of the Corporation’s quarterly report on Form 10-Q for the quarter ended March 31, 2013 — that involve a number of risks and uncertainties. All forward looking statements are based upon current expectations and beliefs and various assumptions. Actual results could differ materially from management’s expectations and the forward-looking statements contained in this release. A number of factors could cause actual events to differ materially from those indicated, including, without limitation: the timely completion of the company’s review and analysis of tax liabilities and other risks and uncertainties as set forth in the company’s filings with the SEC, including without limitation the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Any forward-looking statement speaks only as of the date on which it is made, and the company undertakes no obligation to update any forward-looking statements for any reason, including to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of anticipated or unanticipated events or circumstances, except as required by law.

Sapient Corporation
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2013	By:	/s/ Joseph S. Tibbetts, Jr.
Joseph S. Tibbetts, Jr. Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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